CERTIFICATE OF NOTIFICATION

                                    filed by
                              GEORGIA POWER COMPANY


         Pursuant to order of the Securities and Exchange Commission dated December 15, 1993, in the matter of File No. 70-8085.


         Georgia Power Company ("GEORGIA") hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, and of said order with respect thereto the following information is provided.

1.       List of each Partnership Portfolio Company.

         (a)      AtheroGenics, Inc.
         (b)      Discovery Therapeutics, Inc.
         (c)      Synchrologic, Inc.

2.       Fair Market Value of Partnership's Investment.

         $977,480.

3. General description of the business activities of each such Partnership Portfolio Company.

         (a) AtheroGenics, Inc. (a Georgia-based company) is engaged in the development of novel pharmaceuticals and diagnostic markers which address cardiovascular disease and its intervention.

         (b) Discovery Therapeutics, Inc. (a Virginia-based company) is engaged in the development of novel therapeutic products to treat disorders and diseases related to the signal molecules dopamine and adenosine. Discovery Therapeutics, Inc. has agreed in principle to relocate to Georgia.

         (c) Synchrologic, Inc. (a Georgia-based company) builds object-oriented middleware development tools to extend client/server functionality to occasionally connected users.

4. Aggregate amount invested by GEORGIA in the Partnership during such semi-annual period (July 1995 - December 1995).

         No additional investments during this period.


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5.       GEORGIA's aggregate investment in the Partnership at end of
         December 31, 1995.

         $1.5 million.

Dated:   March 29, 1996                     GEORGIA POWER COMPANY


                                       By:/s/  Wayne Boston
                                           Wayne Boston, Assistant Secretary